Exhibit 99.3

Annual Independent Accountant’s Servicing Report

March 18, 2005

The Board of Directors
Hyundai Motor Finance Company

We have examined management’s assertion, included in the accompanying Management’s Assertion, about Hyundai Motor Finance Company’s (the Company’s) compliance with the minimum servicing standards set forth in the Mortgage Bankers Association of America Uniform Single Attestation Program for Mortgage Bankers, as they relate to the servicing of retail automobile loan contracts, as of and for the year ended December 31, 2004. The minimum servicing standards not considered by the Company to be applicable to the servicing of retail automobile loans include procedures 2, 3, and 4 of section I — Custodial Bank Accounts, procedures 1, 2, 3, and 4 of section III — Disbursements, procedures 2, 3 and 4 of section V — Mortgage Loan Accounting, and procedure 1 of section VII — Insurance. Management is responsible for the Company’s compliance with the applicable minimum servicing standards. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, including examining, on a test basis, evidence about the Company’s compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the minimum servicing standards.

In our opinion Hyundai Motor Finance Company has complied, in all material respects, with the aforementioned minimum servicing standards as of and for the year ended December 31, 2004. We did not examine the Company’s compliance with the minimum servicing standards procedures 2, 3, and 4 of section I — Custodial Bank Accounts, procedures 1, 2, 3, and 4 of section III — Disbursements, procedures 2, 3 and 4 of section V — Mortgage Loan Accounting, and procedure 1 of section VII — Insurance as these were considered by the Company not to be applicable.

Very truly yours,

/s/ KPMG LLP

MANAGEMENT ASSERTION

As of and for the year ended December 31, 2004, Hyundai Motor Finance Company has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers, as applicable to the servicing of retail automobile loan contracts.

The minimum servicing standards not considered applicable to the servicing of retail automobile loan contracts include procedures 2, 3 and 4 of section I — Custodial Bank Accounts, procedures 1, 2, 3 and 4 of section III — Disbursements, procedures 2, 3 and 4 of section V — Mortgage Loan Accounting and procedure 1 of section VII — Insurance.

Hyundai Motor Finance Company

/s/ David A. Hoeller DAVID A. HOELLER Vice President, Finance	/s/ Halina Yip Tang HALINA YIP TANG Controller

March 18, 2005